Exhibit 1.1

News Release

Directors Dealing

RNS Number:  4340Q
CSR plc
03 August 2010

CSR plc

(the Company)

Directors Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that on Tuesday 3 August 2010, Mr Andrew Allner, a non-executive director of the Company, acquired 2,850 ordinary shares in the Company at £3.464968 per share. Following the purchase, the holding of Mr Allner and related parties is 5,700 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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